Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2011	2010
Fixed Charges:
Interest expense[1]	$497	$560
Interest capitalized	15	13
One-third of rents[2]	111	111

Total fixed charges	$623	$684

Earnings:
Income before income taxes	$5,773	$4,852

Fixed charges per above	623	684
Less: capitalized interest	(15)	(13)

	608	671

Amortization of interest capitalized	13	13

Total earnings	$6,394	$5,536

Ratio of earnings to fixed charges	10.26	8.09

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $14 million and $20 million for the nine months ended September 30, 2011 and 2010, respectively. The ratio of earnings to fixed charges would have been 10.50 and 8.34 for the nine months ended September 30, 2011 and 2010, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.

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